EXHIBIT 99.1

Internet Gold-Golden Lines Ltd. Completes Early Classified Investors Bidding with respect to a
Public Offering of Debentures in Israel

Tel-Aviv, Israel, February 27, 2014 - Internet Gold-Golden Lines Ltd. (NASDAQ and TASE: IGLD) (“Internet Gold” or the “Company”), announced today the completion of the institutional and classified investors bidding process (the “Classified Bidding”) in respect of its offering of Series D Debentures (the “Debentures”) in Israel (the “Offering”).

At the Classified Bidding, the Company received early commitments for 263,070 units of the Debentures (each in the principal amount of NIS 1,000, the “Unit”), of which the Company accepted commitments to purchase 96,000 Units at a price per Unit of NIS 1,070, for a total consideration of approximately NIS 102.7 million (approximately $29.2 million), and that price will constitute the minimum price for the public tender. The price represents an effective interest rate of 4.9%.

In consideration for their providing early commitments, the institutional and classified investors will receive an early commitment fee of 0.7% of the Early Commitments.

The newly issued Series D Debentures will be listed on the Tel Aviv Stock Exchange (TASE), subject to TASE approval and approval of the Company’s board of directors for the issuance. The public tender for the Series D Debentures is expected to be held on March 3, 2014, subject to TASE approval.

As previously reported, on Midroog Ltd., an Israeli rating company affiliated with Moody’s, awarded a local Baa1 stable rating for a possible issuance of up to NIS 120 million par value of Series D Debentures.

The Classified Bidding represents early commitments by the institutional and other classified investors in Israel with respect to their offer to purchase the Debentures in the public tender. Unless and until the public tender will be completed and the Company receives the approval for listing of the Debentures on the Tel Aviv Stock Exchange, the offers by the institutional and other classified investors will not be deemed accepted by the Company. The final date of the public tender, including the final structure of the Offering, will be published in Israel by the Company in a Complementary Notice in Hebrew.

The Offering will be made in Israel only and not to U.S. persons. The Debentures will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.